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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.    )*

                            Computron Software, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  205631 10 4
--------------------------------------------------------------------------------
                                (CUSIP Number)


              Eugene M. Weber, Bluewater Capital Management, Inc.,
           50 California Street, Suite 3200, San Francisco, CA 94111
                                 (415) 362-5680
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               December 31, 1997
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.     205631 10 4                                               PAGE 2

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      London Merchant Securities plc
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United Kingdom
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          0
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          1,875,000 (see Item 5)
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            0
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          1,875,000 (see Item 5)
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,875,000 (see Item 5)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.8%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      00
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     205631 10 4                                               PAGE 3

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Lion Investments Limited
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United Kingdom
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          625,000 (see Item 5)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            625,000 (see Item 5)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      625,000 (see Item 5)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.6%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      00
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     205631 10 4                                               PAGE 4

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Westpool Investment Trust plc
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United Kingdom
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          1,250,000 (see Item 5)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            1,250,000 (see Item 5)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,250,000 (see Item 5)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.2%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      00
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     205631 10 4                                               PAGE 5

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      The Weber Family Trust
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      California
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          9,375 (see Item 5)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            9,375 (see Item 5)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9,375 (see Item 5)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Less than 1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      00
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     205631 10 4                                               PAGE 6

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Eugene M. Weber
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          9,375 (see Item 5)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            9,375 (see Item 5)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9,375 (see Item 5)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Less than 1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


CUSIP No.     205631 10 4                                               PAGE 7

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Angela G. Weber
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [x]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      PF
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          9,375 (see Item 5)
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            9,375 (see Item 5)
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9,375 (see Item 5)
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      Less than 1%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.           Security and Issuer

                  This statement on Schedule 13D (this "Statement") relates to the Common Stock, $0.01 par value per share, CUSIP Number 205631 10 4 (the "Issuer Common Stock"), of Computron Software, Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices at 301 Route 17 North, Rutherford, New Jersey 07070.

Item 2.           Identity and Background

                  This Statement is filed pursuant to the Joint Reporting Agreement attached hereto as Exhibit 1 on behalf of London Merchant Securities plc, a limited company organized under the laws of England and Wales ("LMS"), Lion Investments Limited, a limited company organized under the laws of England and Wales ("Lion"), Westpool Investment Trust plc, a limited company organized under the laws of England and Wales ("Westpool"), The Weber Family Trust dated 1/6/89 (the "Trust"), Eugene M. Weber and Angela G. Weber (collectively, the "Filing Persons").

                  Eugene M. Weber and Angela G. Weber are each trustees of the Trust. The executive officers and directors of each of LMS, Lion and Westpool are set forth on Schedule A attached hereto (the "Executive Officers").

                  Each of LMS, Lion, Westpool and each of their respective Executive Officers has its or his principal business address and its principal office at 33 Robert Adam Street, London W1M 5AH England. Each of the Trust and Eugene M. Weber has its principal business address and its principal office at 50 California Street, Suite 3200, San Francisco, CA 94111. Angela G. Weber's residence address is 1806 Vallejo Street, San Francisco, CA 94123.

                  The principal business of LMS is property development and investment, with major investments in communications and leisure enterprises. Lion and Westpool are investment holding companies wholly-owned by LMS. The Trust was formed to hold investments for Mr. and Mrs. Weber and the other beneficiaries thereof. Mr. Weber's principal occupation is as the president and sole shareholder of Bluewater Capital Management, Inc., a California corporation and investment consulting firm, and as managing member of Bluewater Investments LLC, a California limited liability company and investment consulting firm ("Bluewater LLC"). The principal occupation of Mrs. Weber is a homemaker.

                  During the last five years, none of the Filing Persons or the Executive Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of Mr. and Mrs. Weber is a citizen of the United States. Each of the Executive Officers is a citizen of the United Kingdom.

Item 3.           Source and Amount of Funds or Other Consideration

                  The source and amount of funds used in purchasing the shares of Issuer Common Stock and warrants to purchase Issuer Common Stock ("Warrants") were as follows:

Purchaser                  Source of Funds           Amount
LMS                        Working Capital(1)        $3,000,000
Lion                       Working Capital           $1,000,000
Westpool                   Working Capital           $2,000,000
Trust                      Personal Funds            $   15,000
Eugene M. Weber            Personal Funds(2)         $   15,000
Angela G. Weber            Personal Funds(2)         $   15,000

(1) Represents funds of Lion and Westpool invested in Issuer Common Stock and Warrants.

(2) Represents funds of the Trust invested in Issuer Common Stock and Warrants.

Item 4.           Purpose of Transaction

                  The principal purpose of the acquisition of Issuer Common Stock and Warrants is investment. Pursuant to a Securities Purchase Agreement, dated as of December 30, 1997, as amended by Amendment No. 1 thereto, dated as of January 9, 1998 (as amended, the "Purchase Agreement"), by and among the Issuer, Lion, Westpool, the Trust, and certain other investors who are parties thereto, the Issuer issued and sold an aggregate of 2,937,500 shares of Issuer Common Stock and 734,375 Warrants at an aggregate purchase price of $5,875,000, or $2.00 per each share of Issuer Common Stock and 0.25 Warrant. Lion purchased 500,000 shares of Issuer Common Stock and 125,000 Warrants, Westpool purchased 1,000,000 shares of Issuer Common Stock and 250,000 Warrants and the Trust purchased 7,500 shares of Issuer Common Stock and 1,875 Warrants.

                  Pursuant to the Purchase Agreement, in the event that (i) a registration statement on any available form (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), covering the shares of Issuer Common Stock and shares issuable upon exercise of the Warrants issued pursuant to the Purchase Agreement is not declared effective by June 15, 1998, or (ii) the Issuer fails to maintain in good standing until December 31, 1998 the listing of the Issuer Common Stock on the American Stock Exchange, New York Stock Exchange or the inclusion of the Issuer Common Stock in the Nasdaq National Market system, then in each such case, the Issuer shall issue, at no additional cost, to each of the Investors additional shares of Issuer Common Stock and Warrants equal to ten percent (10%) of the amounts issued to the Investors under the Purchase Agreement. In addition, in the event that the Registration Statement is not declared effective by September 15, 1998, shall either (at the Issuer's election) (i) issue, at no additional cost, to each of the Investors who are original parties to the Purchase Agreement (the "Original Investors") additional shares of Issuer Common Stock and Warrants equal to ten percent (10%) of the amounts issued under the Purchase Agreement and held by such Original Investor as of September 15, 1998 or (ii) pay to each Original Investor an amount in cash equal to $818,000 multiplied by the fraction obtained by dividing (A) the number of shares of Issuer Common Stock issued under the Purchase Agreement and held by such Original Investor as of the date of the Issuer's obligation to issue additional securities by (B) the total number of shares of Issuer Common Stock originally issued under the Purchase Agreement (the "Pro Rata Share"). Further, in the event that sales under the Registration Statement are unavailable to the Investors for any period in excess of 75 consecutive days or 100 total days, during the period from the date of effectiveness until December 31, 1999, for each 30 days or portion thereof in excess of either of such amounts, whichever is greater, the Issuer shall either (at the Issuer's election) (i) issue, at no additional cost, to each of the Original Investors additional shares of Issuer Common Stock and Warrants equal to one percent (1%) of the amounts issued under the Purchase Agreement and held by such Original Investor as of the date of the Company's obligation to issue additional securities or (ii) pay to each Original Investor an amount in cash equal to $81,800 multiplied by such Original Investor's Pro Rata Share. To the extent an Original Investor no longer holds shares of Issuer Common Stock originally issued under the Purchase Agreement, the number of additional shares of Issuer Common Stock or Warrants to be issued, or the amount of any cash to be paid, by the Issuer under either of the prior two sentences shall be proportionately reduced.

                  Subject to certain exceptions, whenever the Issuer to proposes to register any Issuer Common Stock under the Securities Act in connection with an underwritten public offering of such Issuer Common Stock solely for cash, the Issuer shall include in such registration the resale of the shares of Issuer Common Stock and Issuer Common Stock issued upon exercise of Warrants issued under the Purchase Agreement.

                  The Purchase Agreement contains customary representations and warranties, covenants and termination provisions. The foregoing description is qualified in its entirety by the Purchase Agreement which is attached hereto as
Exhibit 2 and incorporated by reference.

                  Other than as described above, none of the Filing Persons presently has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).


Item 5.           Interest in the Securities of the Issuer

                  The percentage of outstanding Issuer Common Stock reported in this Item 5 are based upon the assumption that there are 20,839,780 shares of Issuer Common Stock outstanding as of December 23, 1997, which is the number of outstanding shares represented by the Issuer to the Filing Persons to be outstanding in the Purchase Agreement. In addition, such percentages are based upon the number of shares of Issuer Common Stock issuable upon exercise of the Warrants issued to such Filing Persons. The responses of the Filing Persons to Items 7 through 11 of the cover pages hereto are herein incorporated by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  A.       Joint Reporting Agreement.

                           The Filing Persons have executed a Joint Reporting
Agreement dated January 9, 1997 which is attached hereto as Exhibit 1 and incorporated herein by reference, pursuant to which they have agreed to file one joint statement on behalf of all of them with respect to the subject matter of this Statement.

                  B.       Purchase Agreement.

                           On December 30, 1997, the Issuer, Lion, Westpool, the
Trust, RH Capital Associates Number One, L.P. ("RH Capital"), Robert Horwitz ("Horwitz"), Paul Savidis ("Savidis"), WPG Software Fund, L.P. ("WPG"), WPG Institutional Software Fund, L.P. ("WPG Institutional"), CA Capital Management Ltd. ("CA Capital") and Sippl Macdonald Ventures II, L.P. ("Sippl Macdonald") entered into the Purchase Agreement and on January 9, 1998 each of such parties entered into Amendment No. 1 thereto, as discussed in Item 4 above.

                  C.       Warrants.

                           On December 31, 1997, the Issuer issued 125,000
Warrants to Lion, 250,000 Warrants to Westpool and 1,875 Warrants to the Trust. The form of Warrant is attached hereto as Exhibit 3. The Warrants have a term of five years from at an exercise price of $3 per share of Issuer Common Stock.

                  D.       Consultancy Agreement.

                           Lion and Westpool are wholly-owned subsidiaries of
LMS, which is publicly listed in the United Kingdom. Pursuant to its consultancy agreement (the "Consultancy Agreement") with Westpool, Bluewater LLC provides investment advice to Westpool. Under the Consultancy Agreement, Bluewater LLC has no authority to invest Westpool's funds or to vote or dispose of securities purchased with such funds. The Consultancy Agreement may be terminated by either party on notice as provided in the Consultancy Agreement and provides for Westpool to pay to Bluewater LLC monthly consulting fees and, if certain conditions are met, additional fees based on realized and unrealized gains and losses attributed to Bluewater LLC's investment advice to Westpool.

Item 7.           Material to be Filed as Exhibits

                  The Filing Persons file as exhibits the following:

                  Exhibit 1 Joint Reporting Agreement dated as of January 9, 1998, by and among LMS, Lion, Westpool, the Trust, Eugene M. Weber and Angela G. Weber.

                  Exhibit 2 Securities Purchase Agreement, dated as of December 30, 1997, as amended by Amendment No. 1 thereto, dated as of January 9, 1998, by and among the Issuer, Lion, Westpool, the Trust, RH Capital, Horwitz, Savidis, WPG, WPG Institutional, CA Capital and Sippl Macdonald.

                  Exhibit 3 Form of Warrant, dated December 31, 1997, between the Issuer and each of the Investors under the Purchase Agreement.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  January 9, 1998
                                      LONDON MERCHANT SECURITIES PLC


                                      By:    /s/  Robert A. Rayne
                                          -----------------------------------
                                      Name:  Robert A. Rayne
                                      Title: Director


                                      LION INVESTMENTS LIMITED


                                      By:    /s/  Robert A. Rayne
                                         ------------------------------------
                                      Name:  Robert A. Rayne
                                      Title: Director


                                      WESTPOOL INVESTMENT TRUST PLC


                                      By: /s/  Robert A. Rayne
                                          ----------------------------------
                                      Name:  Robert A. Rayne
                                      Title: Director

                                      THE WEBER FAMILY TRUST DATED 1/6/89


                                      By:  /s/  Eugene M. Weber
                                          ---------------------------------
                                      Name:  Eugene M. Weber
                                      Title: Trustee


                                      EUGENE M. WEBER


                                        /s/  Eugene M. Weber
                                      ------------------------------------


                                      ANGELA G. WEBER


                                        /s/  Angela G. Weber
                                      ------------------------------------

                                   SCHEDULE A



                         LONDON MERCHANT SECURITIES PLC

NAME                                POSITION

The Lord Rayne                      Chairman
Peter J. Grant                      Deputy Chairman and Non-executive Director
Nicholas G.E. Driver                Director of Property
The Hon. Robert A. Rayne            Investment Director
Robert F. J. Spier                  Director of Finance
John N. Butterwick                  Non-executive Director
Graham C. Greene                    Non-executive Director
Walter Millsom                      Non-executive Director
The Lord Remnant                    Non-executive Director



                          WESTPOOL INVESTMENT TRUST PLC

NAME                                POSITION

The Lord Rayne                      Chairman
The Hon. Robert A. Rayne            Director
The Lord Remnant                    Non-executive Director
Robert F. J. Spier                  Director
Michael Waldron                     Director



                            LION INVESTMENTS LIMITED

NAME                                POSITION

The Lord Rayne                      Chairman
The Hon. Robert A. Rayne            Director
Robert F. J. Spier                  Director
Michael Waldron                     Director

                                  EXHIBIT INDEX

Exhibit 1 Joint Reporting Agreement dated as of January 9, 1998, by and among LMS, Lion, Westpool, the Trust, Eugene M. Weber and Angela G. Weber.



Exhibit 2 Securities Purchase Agreement, dated as of December 30, 1997, as amended by Amendment No. 1 thereto, dated as of January 9, 1998 (the "Purchase Agreement"), by and among the Issuer, Lion, Westpool, the Trust, RH Capital, Horwitz, Savidis, WPG, WPG Institutional, CA Capital and Sippl Macdonald.



Exhibit 3 Form of Warrant, dated December 31, 1997, between the Issuer and each of the Investors under the Purchase Agreement.